

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Mark FitzPatrick
Group Chief Financial Officer
Prudential plc
1 Angel Court
London EC2R 7AG, England

> **Re: Prudential plc**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed March 17, 2022**
> **Response Dated May 19, 2022**
> **File No. 001-15040**

Dear Mr. FitzPatrick:

We have reviewed your May 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Determining Adjusted Operating Profit of Operating Segments, page 33

1.   Please revise future filings to identify adjusted operating profit for the overall group as a non-GAAP financial measure or tell us in detail why do not believe it meets the definition of one. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

2.   Please refer to comment 1. For each significant group (equity, debt, etc.) in the assets component, please identify the IFRS measurement policy, quantify the IFRS amount backed out for each period presented and briefly discuss how this amount was measured, and quantify the amount added back and explain in detail how this amount was measured.

3. Please refer to comment 1. For each significant group in the policyholder liabilities component, please clearly identify the accounting basis for measurement (ABI SORP, other local GAAP, etc.), and explain the key concepts behind the measurement basis that result in variability based on current market movements. Please also quantify the amount backed out for each group for each period presented and briefly discuss how this amount was measured, and quantify the amount added back and explain in detail how this amount was measured.

4. Please refer to comment 1. We note your statement that the concept for the adjusted operating profit was permitted by the legacy UK GAAP accounting for insurers. Please tell us more clearly the concepts behind the legacy UK GAAP accounting for insurers and how they are similar to and different from adjusted operating profit. Additionally, noting your reference to US GAAP, please explain to us in detail how adjusted operating profit is similar to and different from any relevant US GAAP measurements.

5. Please refer to comment 1. We note your statement that the use of the performance measure of adjusted operating profit was permitted under the 'grandfathered' ABI SORP. Please tell us specifically how adjusted operating profit was permitted under the ABI SORP. Additionally, please clarify the specific measurement basis provided in the ABI SORP and how this measurement is similar to and different from adjusted operating profit.

6. Please refer to comment 1. We note your statement that adjusted operating profit based on longer-term investment returns is often used by the Group's Asia and UK peers. Please identify some of these peers and tell us if any of them are also SEC registrants.

7. Please tell us how you expect your adoption of IFRS 17 to impact your use of performance measures based on longer-term investment returns for segments and for the overall Group.

    You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance